UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Itamar Medical Ltd. (the "Company" or the "Registrant") hereby announces that on 11 August 2021, Philips Japan Limited (“Philips Japan”) and the Company, entered into an amendment and extension of the Distribution Agreement entered into in February 2014, as amended and extended in December 2018, by the Company and Philips Respironics GK, a wholly owned subsidiary of Philips Japan, which is now merged with and into Philips Japan.

The distribution agreement is extended for a term of three (3) years, commencing on January 1, 2022 and shall remain in effect until December 31, 2024. Under the amendment and extension of the distribution agreement, Philips Japan is granted with exclusive distribution rights in Japan for the Company’s WatchPAT 200 and WatchPAT 300 devices.

This Form 6-K, is incorporated by reference into the registration statements on Form F-3 (File No.333-252364 and 333-250155) and on Form S-8 (File No. 333-236883, 333-230799, and 333-230799) ,of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: August 12, 2021